STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION TO A DELAWARE CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1. The jurisdiction where the non-Delaware corporation was first formed is Florida and the date the non-Delaware corporation first formed is February 20, 2009.

2. The jurisdiction immediately prior to filing this Certificate is Florida.

3. The name of the non-Delaware corporation immediately prior to filing this Certificate is fuboTV Inc.

4. The name of the corporation as set forth in the Certificate of Incorporation is FuboTV Inc.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 29th day of October, A.D. 2025.

By: /s/ David Gandler
Authorized Person or Officer

Name: David Gandler, Chief Executive Officer
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